Item 1(a) Name of Issuer:

S&T Bancorp, Inc.

Item 1(b) P.O. Box 190, 800 Philadelphia Street, Indiana, PA

15701

Item 2(a) Name of Person Filing:

S&T Bank

Lisa K. Wymer, VP Trust Operations Manager

Item 2(b) P.O. Box 220, 800 Philadelphia Street, Indiana, PA 15701

Item 2(c) Pennsylvania

Item 2(d) Common Stock

Item 2(e) 783859 10 1

Item 3. If this statement is filed pursuant to Rules 13 d-1(b),

or 13d-2(b).

check whether the person filing is a:

(b) [ x ] Bank Trust Department

Item 4. Ownership

(a) 2,547,098.372

(b) 10.375%

(c)

(i) 1,522,003.144

(ii) 1,025,095.228

(iii) 1,522,003.144

(iv) - 0 -

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Ten Percent on Behalf of Another

Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary

Which Acquired the

Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the

purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not

acquired in connection with or as a participant in any

transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.

February 1, 2008

Date

S&T Bank

By

/s/ Lisa K. Wymer

____________________________

Lisa K. Wymer

VP Trust Operations Manager